June 24, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn: Jonathan Burr, James Lopez

Re: Supernova Partners Acquisition Company, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed June 1, 2021

File No. 333-255079

Dear Messrs. Burr and Lopez:

On behalf of our client, Supernova Partners Acquisition Company, Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated June 18, 2021, with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) in relation to the proposed business combination between the Company and OfferPad, Inc., a Delaware corporation (“Offerpad”). In connection with such responses, we are also submitting, electronically via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the Registration Statement.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 2. Capitalized terms used in this letter but not otherwise defined herein shall have the meanings ascribed to such terms in Amendment No. 2.

Amendment No. 1 to Form S-4 filed June 1, 2021

Interests of Certain Persons in the Business Combination, page 26

1.

We note your response to comment 9. Please revise to more clearly disclose in qualitative and quantitative terms the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Please fill in the blanks to the extent practicable and quantify the amounts regarding loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

The Company has revised pages 27 and 28 in response to the Staff’s comments.

Comparative Per Share Data, page 40

2.

We note your response to prior comment 2. Please consider revising your disclosure in the paragraph preceding that comparative per share data tables on page 41 by removing the statement that unaudited pro forma combined book value per share information is provided in the tables.

The Company has revised pages 41 and 42 in response to the Staff’s comments.

Risk Factors, page 44

3.

Please revise to disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

The Company has revised page 87 in response to the Staff’s comments.

Structure of the Transactions, page 98

4.

We note your response to comment 4. Please revise here or where appropriate to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels in the table on page 23, including any needed assumptions. Please also revise the table on page 23 and accompanying narrative to address the effective underwriting fee on a percentage basis for shares at each redemption level.

The Company has revised pages 23, 24, 103, 104, 217 and 218 in response to the Staff’s comments.

Background of the Transactions, page 119

5.

We note your revised disclosure and response to comment 6. Please revise to further clarify the material terms as they were initially proposed and how they evolved to the final terms. For example, we note the last paragraph on page 126 regarding discussions the week of March 8, 2021. It is unclear whether the transaction valuation was negotiated down from $3.25 billion to $2.25 billion and then increased at some point to $3 billion. It is also unclear how the other material terms mentioned in this paragraph evolved, including the form and amount of consideration and lock-ups. As another example of unclear disclosure in the section, you reference

“high-vote” feature but it is unclear what per share voting power was initially proposed, who would benefit from it, and whether these evolved during negotiations. In this regard, revise where appropriate to clarify the sunset provisions, if any, of the high-vote shares.

The Company acknowledges the Staff’s comment and has performed an additional close review of the Background section with an eye toward clarifying the material terms and their evolution through the negotiation process. The Company respectfully advises the Staff that it believes the terms and their evolution (including the transaction valuation, the form and amount of consideration, the lock-up terms, and the “high vote” feature) were accounted for in substantial detail in Amendment No. 1 to the Registration Statement, but has further clarified the discussion in response to the Staff’s comment in Amendment No. 2.

Certain Forecasted Financial Information for Offerpad, page 131

6.

We note your revised disclosure and response to comment 8. It appears the assumptions involved expected increases in expenses. Please advise us why you believe it is not necessary for a balanced presentation to provide projected expenses or net income.

The Company respectfully advises the Staff that it has included in the Registration Statement the forecasted financial information of Offerpad that was most significant in its evaluation of Offerpad’s growth profile and the Company’s board recommendation to its stockholders that they approve the business combination and related transactions. In making these assessments, members of the Company’s management and board of directors relied in part on their own familiarity with Offerpad’s business and comparable businesses and experience in evaluating the performance of such businesses.

Additionally, the Company believes that the current presentation of Offerpad’s forecasted financial information is already sufficiently balanced. With respect to Offerpad’s expenses, the Company notes that Offerpad’s forecasted operating expenses are incorporated as part of the presentation of forecasted Adjusted EBITDA. With respect to Offerpad’s net income (loss), the Company and Offerpad believe that it is not feasible to provide a reliable forecast of Offerpad’s net income (loss), as Offerpad’s net income (loss) will include non-cash expenses or gains that are not currently estimable, such as stock-based compensation expense or (assuming consummation of the business combination) as a result of fair value accounting of the Company’s warrants.

The Company has also revised page 135 of the Registration Statement to clarify that, although the forecasted financial information of Offerpad assumes expected increases in operating expenses, such expenses as a percentage of revenue would be expected to decline from 2021 to 2023.

U.S. Federal Income Tax Considerations, page 160

7.

We note that you address the tax consequences of redemptions. Please revise here and where appropriate to describe the federal income tax consequences of the entire transaction, including the merger, and not just the federal income tax consequences of redemptions. See Item 4(a)(6) of Form S-4. If the merger will not be taxable to shareholders, please file a tax opinion as an exhibit to the registration statement. Please see Section III of Staff Legal Bulletin No. 19, which is available on our website.

The Company has revised pages 32, 119 and 164-166 and filed a revised opinion as exhibit 8.1 in response to the Staff’s comments.

Our Business Model, page 222

8.

We reissue comment 11. We are unable to locate disclosure clarifying the terms you use, including approximate quantification of the median home prices in your current operations. It is also unclear if barriers to entering new markets relate primarily to the availability of MSAs with sufficient homes for sale in your target range, local or state regulations relating to the purchase and sale of homes, availability of a skilled workforce, or otherwise.

The Company has revised pages 194 and 232 to include an approximate quantification of the median home prices involved in Offerpad’s current operations. Offerpad has also advised the Company that, as disclosed on pages 194 and 232, it considers its barriers to entering new markets to be primarily access to adequate capital needed to expand its operations and the tendency of consumers in a given market to adopt its digital real estate offerings.

9.	With respect to comment 12, please revise to quantify the approximate percentage of revenues from (1) the Flex offering and (2) “ancillary products and services.”

The Company has been advised by Offerpad that its Flex offering and ancillary products and services collectively accounted for less than 1% of its revenue in the year ended December 31, 2020 and the three months ended March 31, 2021. Accordingly, pages 189, 191 and 232 have been revised to incorporate this data.

Exhibits

10.

We note your response to comment 16 and reissue the comment. It appears retention of the existing financing is assumed for the proposed transaction, and based on the second risk factor on page 63 Offerpad is materially dependent on the inventory financing facilities.

The Company respectfully advises the Staff that, in addition to its facilities that were previously filed with the Registration Statement, Offerpad’s loan and security agreement with Citibank, N.A., as lender, has been filed as an exhibit to the Registration Statement in Amendment No. 2, as exhibit 10.31.

General

11.

We note your revised disclosure in response to comment 15 and the reference to indemnification for “information contained in or omitted from the offering materials in connection with the PIPE Investment. ” Please advise us if the PIPE or other investors received valuations or other material Offerpad or other transaction information that has not been disclosed publicly.

The Company respectfully advises the Staff that any valuations or other material Offerpad and other transaction information received by the PIPE or other investors has been disclosed publicly.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (202) 636-5500.

Sincerely,

/s/ Jonathan Corsico
Jonathan Corsico
Simpson Thacher & Bartlett LLP

cc:	Robert D. Reid

Chief Executive Officer

Supernova Partners Acquisition Company, Inc.